JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Shares of PennantPark Private Income Fund, a Delaware statutory trust (the "Issuer"), and further agree that this agreement (this "Joint Filing Agreement") shall be included as an exhibit to such joint filings.

This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

The undersigned acknowledge that each shall be responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; provided, however, that no person shall be responsible for the completeness or accuracy of the information concerning any other person making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement shall not constitute an admission by either party that such party is a member of a "group" within the meaning of Section 13(d)(3) of the Exchange Act for any purpose other than with respect to the filing of the Schedule 13D to which this Joint Filing Agreement is attached.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of December 19, 2025.

ARTHUR H. PENN

By: _____

PENNANTPARK PRIVATE HOLDINGS, LP

By: _____

    Name: Arthur H. Penn

    Title: General Partner